UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

5 Ha’solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Investors: Kip E. Meintzer	Media: Gil Messing
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS
2021 FIRST QUARTER FINANCIAL RESULTS

SAN CARLOS, CA – April 26, 2021 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the quarter ended March 31st, 2021.

First Quarter 2021:

•	Total Revenues: $508 million, a 4 percent increase year over year
•	Deferred Revenues: $1,458 million, an 8 percent increase year over year
•	GAAP Operating Income: $215 million, representing 42 percent of revenues
•	Non-GAAP Operating Income: $246 million, representing 49 percent of revenues
•	GAAP EPS: $1.33, an 8 percent increase year over year
•	Non-GAAP EPS: $1.54, a 9 percent increase year over year

“We are pleased with our first quarter 2021 financial results. Revenues and non-GAAP earnings per share were toward the high-end of our guidance with CloudGuard bolstering this success with nice double-digit growth,” said Gil Shwed, Founder and CEO of Check Point Software Technologies. “The cyber threat landscape is reaching new levels of risk and requires a holistic security architecture to prevent the next cyber pandemic.  Our Infinity architecture can uniquely address these needs and consolidate security for the user, the network and the cloud to prevent Gen V cyber-attacks.”

Financial Highlights for the First Quarter of 2021

•	Total Revenues: $508 million compared to $486 million in the first quarter of 2020, a 4 percent increase year over year.
•	GAAP Operating Income: $215 million compared to $201 million in the first quarter of 2020, representing 42 percent and 41 percent of revenues in the first quarter of 2021 and 2020, respectively.
•	Non-GAAP Operating Income: $246 million compared to $231 million in the first quarter of 2020, representing 49 percent and 48 percent of revenues in the first quarter of 2021 and 2020, respectively.
•
GAAP Net Income & Earnings per Diluted share: GAAP net income was $183 million compared to $179 million in the first quarter of 2020. GAAP earnings per diluted share were $1.33 compared to $1.23 in the first quarter of 2020, an 8 percent increase year over year.

•
Non-GAAP Net Income & Earnings per Diluted share: Non-GAAP net income was $211 million compared to $206 million in the first quarter of 2020. Non-GAAP earnings per diluted share were $1.54 compared to $1.42 in the first quarter of 2020, a 9 percent increase year over year.

•	Deferred Revenues: As of March 31, 2021, deferred revenues were $1,458 million compared to $1,349 million as of March 31, 2020, an 8 percent increase year over year.
•	Cash Balances, Marketable Securities & Short Term Deposits: $4,063 million as of March 31, 2021, compared to $4,000 million as of December 31, 2020.
•	Cash Flow: Cash flow from operations of $375 million compared to $359 million in the first quarter of 2020.
•	Share Repurchase Program: During the first quarter of 2021, the company repurchased approximately 2.7 million shares at a total cost of approximately $325 million.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

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Business Highlights

The 2021 Infinity security architecture is underpinned by three pillars: Harmony for user security, Quantum for Network security and CloudGuard for cloud security.

•
CloudGuard: Check Point extended the capabilities of its unified CloudGuard Cloud Native Security platform with the launch of new CloudGuard Application Security (AppSec), a fully automated web application and API protection solution, enabling enterprises to secure their cloud-native applications against both known and zero-day attacks. CloudGuard AppSec, part of the CloudGuard Workload Protection capabilities, eliminates the need for manual tuning and high rate of false-positive alerts associated with legacy Web Application Firewalls, using contextual AI to prevent attacks from impacting cloud applications and enabling enterprises to take full advantage of cloud speed and agility.

•
Harmony:  Securing the new ‘work from anywhere’ environment is a leading priority for enterprises, as 81% have adopted mass remote working, and 74% plan to do so permanently. To address this shift we launched Check Point Harmony, the first unified solution to enable secure connectivity to any resource anywhere and give total endpoint protection for users on any device.  Harmony is designed to secure both corporate and BYOD devices, and internet connections from known and zero-day attacks, while giving Zero-Trust access to business applications in a single, easy to manage solution.

As a core component of the Harmony product suite, Check Point introduced Harmony Browse, a web security solution designed to protect against zero-day malware, phishing and credential theft directly from the browser. Harmony Browse can enable workers to safely browse the internet no matter where they are. It protects organizations and their employees from web-based threats by inspecting 100% of SSL traffic using an innovative nano agent deployed with the browser.

•
Quantum: During the quarter we expanded our core network security family, extending our line of gateways to support SMBs of any size and expand capacity for our management and hyperscale solutions:

In February, we announced the availability of a complete Quantum Spark™ series of security gateways for small and medium size businesses. The range of six gateways sets new standards of protection against the most advanced cyber-attacks for SMBs with high threat prevention performance (2Gb), giving unrivalled ease of deployment (automatic set up in under 60 seconds) and intuitive on-the-go management.

During the quarter we continued our focus on delivering gold-standard security management. We introduced 4 new models  of our Smart-1 security management appliances (Quantum Smart-1 6000-L for large enterprises, 6000-XL for data centers, Quantum 600-S &600-M for small and medium enterprises)  that will allow security administrators to scale the number of managed gateways on demand making it possible to double capacity in just 5 minutes. The new management delivers full threat visibility and greater system resiliency to handle network growth and log capacity across an organizations entire infrastructure.

To support datacenter transformation and deliver cloud level elasticity to on premise network security, all Quantum Security Gateways are Hyperscale ready, capable of handling growth on demand with Check Point’s Maestro Hyperscale Network solution. We announced the availability of the new High-end orchestrator - MHO-175 - that delivers a fabric capacity of 3.2 Tbps. Maestro orchestration enables Quantum gateway orchestration to the capacity and performance of 52 gateways in minutes, giving companies elastic flexibility and enabling massive Terabit per second threat prevention throughput.

Research & Cyber-Security

The impact of COVID-19 on cyber security continued in 2021 and was evident in new and sophisticated cyber threats, taking advantage of organizations’ and employees’ shift to a “new normal”. Check Point Research identified a significant increase in Coronavirus-related malicious attacks.

Earlier in the quarter, Check Point Research (CPR) published its 2021 Security Report. The report reveals the key attack vectors and techniques observed by Check Point as criminal, political and nation-state threat actors exploited the disruption caused by the COVID-19 pandemic to target organizations across all sectors. It also gives cyber-security professionals and C-Level executives the information they need to protect their organizations against these advanced fifth-generation cyber-attacks and threats.

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The initial outbreak of COVID-19 required organizations to transition to remote work. This expanded the mobile attack surface dramatically. Check Point’s 2021 Mobile Security Report outlines the latest emerging threats targeting enterprise mobile devices, and gives a comprehensive overview of the major trends in mobile malware, device vulnerabilities, and in nation-state cyber-attacks. As the roll-out of COVID-19 vaccinations accelerated in March, Check Point Research warned the public to watch out for vaccine-related website scams, as they documented a 300% increase in vaccine-related domain registrations. Researchers found fake vaccination certificates and negative COVID-19 tests being offered on the Darknet, in addition to a sharp increase in the number of advertisements selling alleged coronavirus vaccines.
As hackers continue to find new ways to exploit the pandemic’s disruption, Check Point Research warned organizations about a global surges in ransomware attacks, alongside increases in cyber-attacks targeting Microsoft Exchange Server vulnerabilities. This uptick included a 57% increase in organizations affected by ransomware during a 6 month period.

Application & Infrastructure Vulnerabilities

Check Point Research identifies vulnerabilities in applications and infrastructure. During the quarter they identified a significant increase in Coronavirus-related malicious attacks. The roll-out of COVID-19 vaccinations accelerated during the quarter and Check Point Research warned the public to watch out for vaccine-related scams. As hackers continued to find new ways to exploit the pandemic’s disruption, Check Point Research warned organizations about a global surges in ransomware attacks, alongside increases in cyber-attacks targeting Microsoft Exchange Server vulnerabilities. Read more about these findings and more in the Check Point research Blog.

Industry Accolades

Top Endpoint Security Product - Check Point Harmony Endpoint recognized as a Top Product in Corporate Endpoint Protection by AV-TEST

CloudGuard Repaid its Initial Investment in Under 3 Months with a 169% ROI (Return on Investment) over 3 Years - According to independent commissioned study conducted by Forrester Consulting. The study analyzed the Total Economic Impact™ and benefits that enterprises deploying Check Point’s CloudGuard Cloud Network Security solution can realize. These included higher staff productivity, reduced breach costs, time savings for developers, and reduced compliance and audit costs.

Leader in Cloud Data Security - CloudGuard Posture Management is recognized in the G2 reviews Leader quadrant for Cloud Data Security Software.

‘Champion’ in channel leadership - Canalys, one of the world-renowned technology channel analyst firm, has recognized Check Point as a ‘Champion’ in the in the EMEA & APAC Channel Leadership Matrix for 2020.

Leadership in Endpoint Security with 100% Detection across All Tested Unique ATT&CK Techniques according to MITRE Engenuity ATT&CK® Evaluations.

Conference Call & Video Cast Information
Check Point will host a conference call with the investment community on April 26, 2021, at 8:30 AM ET/5:30 AM PT. To listen to the live webcast or replay, please visit the website www.checkpoint.com/ir.

Second Quarter 2021 Investor Conference Participation Schedule

•	16th Annual Needham Virtual Technology & Media Conference” May 17, 2021 – Virtual 1x1’s

•	J.P. Morgan 49th Annual Technology, Media and Telecom Conference May 24 - 26 2021 – Virtual Fireside Chat & 1x1’s

•	Cowen 49th Annual TMT Conference June 1-3, 2021 – Virtual Fireside Chat & 1x1’s

•	Evercore ISI TMT Conference June 7, 2021 – Virtual 1x1’s

•	2021 Baird Global Consumer, Technology & Services Conference June 8, 2021 – Virtual 1x1’s

•	Bank of America Merrill Lynch 2021 Global Technology Conference June 9-10, 2021 – Virtual 1x1’s

•	BTIG SASE Forum June 14, 2021 – Virtual 1x1’s

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•	FBN Silicon Valley Virtual Tour June 14, 2021 – Virtual Q&A

•	Mizuho 3rd Annual Cybersecurity Summit June 15, 2021 – Virtual Q&A

•	Nasdaq 42nd Investor Conference June 15 - 17, 2021 – Virtual 1x1’s

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To hear these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

About Check Point Software Technologies Ltd.

Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to governments and corporate enterprises globally. Its solutions protect customers from 5th generation cyber-attacks with an industry leading catch rate of malware, ransomware and other types of attacks. Check Point offers multilevel security architecture, “Infinity” Total Protection with Gen V advanced threat prevention, which defends enterprises’ cloud, network and mobile device held information. Check Point provides the most comprehensive and intuitive one point of control security management system. Check Point protects over 100,000 organizations of all sizes.

©2021 Check Point Software Technologies Ltd. All rights reserved

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, expectations related to cybersecurity and other threats, expectations related to the Covid-19 pandemic, and our participation in investor conferences during the second quarter of 2021. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to grow; competition from other products and services; and general market, political, economic and business conditions, including as a result of the impact of the Covid-19 pandemic.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2021. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

(Unaudited, in millions, except per share amounts)

	Three Months Ended
	March 31,
	2021	2020
Revenues:
Products and licenses	$109.3	$110.2
Security subscriptions	177.4	158.8
Total revenues from products and security subscriptions	286.7	269.0
Software updates and maintenance	220.9	217.5
Total revenues	507.6	486.5

Operating expenses:
Cost of products and licenses	21.6	20.9
Cost of security subscriptions	8.0	6.5
Total cost of products and security subscriptions	29.6	27.4
Cost of software updates and maintenance	25.3	23.2
Amortization of technology	1.7	1.6
Total cost of revenues	56.6	52.2

Research and development	68.4	62.2
Selling and marketing	140.0	143.0
General and administrative	27.8	28.5
Total operating expenses	292.8	285.9

Operating income	214.8	200.6
Financial income, net	12.6	19.3
Income before taxes on income	227.4	219.9
Taxes on income	44.5	41.2
Net income	$182.9	$178.7

Basic earnings per share	$1.35	$1.24
Number of shares used in computing basic earnings per share	136.0	144.2

Diluted earnings per share	$1.33	$1.23
Number of shares used in computing diluted earnings per share	137.3	145.4

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED FINANCIAL METRICS

(Unaudited, in millions, except per share amounts)

	Three Months Ended
	March 31,
	2021	2020

Revenues	$507.6	$486.5
Non-GAAP operating income	246.3	231.2
Non-GAAP net income	211.2	205.9
Diluted Non-GAAP Earnings per share	$1.54	$1.42
Number of shares used in computing diluted Non-GAAP earnings per share	137.3	145.4

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

(Unaudited, in millions, except per share amounts)

	Three Months Ended
	March 31,
	2021	2020

GAAP operating income	$214.8	$200.6
Stock-based compensation (1)	26.6	26.4
Amortization of intangible assets and acquisition related expenses (2)	4.9	4.2
Non-GAAP operating income	$246.3	$231.2

GAAP net income	$182.9	$178.7
Stock-based compensation (1)	26.6	26.4
Amortization of intangible assets and acquisition related expenses (2)	4.9	4.2
Taxes on the above items (3)	(3.2)	(3.4)
Non-GAAP net income	$211.2	$205.9

Diluted GAAP Earnings per share	$1.33	$1.23
Stock-based compensation (1)	0.19	0.18
Amortization of intangible assets and acquisition related expenses (2)	0.04	0.03
Taxes on the above items (3)	(0.02)	(0.02)
Diluted Non-GAAP Earnings per share	$1.54	$1.42

Number of shares used in computing diluted Non-GAAP earnings per share	137.3	145.4

(1) Stock-based compensation:
Cost of products and licenses	$0.1	$0.1
Cost of software updates and maintenance	0.9	0.9
Research and development	6.5	4.8
Selling and marketing	8.3	7.8
General and administrative	10.8	12.8
	26.6	26.4

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	1.7	1.6
Research and development	1.3	0.8
Selling and marketing	1.9	1.8
	4.9	4.2

(3) Taxes on the above items	(3.2)	(3.4)

Total, net	$28.3	$27.2

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(Unaudited, in millions)

ASSETS

	March 31,	December 31,
	2021	2020
Current assets:
Cash and cash equivalents	$561.9	$255.7
Marketable securities and short-term deposits	1,314.1	1,432.0
Trade receivables, net	350.2	540.8
Prepaid expenses and other current assets	44.2	50.1
Total current assets	2,270.4	2,278.6

Long-term assets:
Marketable securities	2,186.9	2,311.9
Property and equipment, net	87.2	88.1
Deferred tax asset, net	40.2	34.4
Goodwill and other intangible assets, net	1,038.6	1,040.7
Other assets	79.1	85.5
Total long-term assets	3,432.0	3,560.6

Total assets	$5,702.4	$5,839.2

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$1,078.8	$1,108.6
Trade payables and other accrued liabilities	417.7	435.2
Total current liabilities	1,496.5	1,543.8

Long-term liabilities:
Long-term deferred revenues	378.9	373.3
Income tax accrual	426.9	422.8
Other long-term liabilities	30.8	33.1
	836.6	829.2

Total liabilities	2,333.1	2,373.0

Shareholders’ equity:
Share capital	0.8	0.8
Additional paid-in capital	2,078.0	2,028.4
Treasury shares at cost	(9,633.8)	(9,319.0)
Accumulated other comprehensive gain	26.1	40.7
Retained earnings	10,898.2	10,715.3
Total shareholders’ equity	3,369.3	3,466.2

Total liabilities and shareholders’ equity	$5,702.4	$5,839.2
Total cash and cash equivalents, marketable securities and short-term deposits	$4,062.9	$3,999.6

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(Unaudited, in millions)

	Three Months Ended
	March 31,
	2021	2020
Cash flow from operating activities:
Net income	$182.9	$178.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	4.7	4.6
Amortization of intangible assets	2.1	2.0
Stock-based compensation	26.6	26.4
Realized gain on marketable securities	(1.3)	(0.2)
Decrease in trade and other receivables, net	200.2	183.1
Decrease in deferred revenues, trade payables and other accrued liabilities	(39.3)	(40.6)
Deferred income taxes, net	(1.4)	5.0
Net cash provided by operating activities	374.5	359.0

Cash flow from investing activities:
Investment in property and equipment	(3.8)	(8.4)
Net cash used in investing activities	(3.8)	(8.4)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	33.1	22.9
Purchase of treasury shares	(324.9)	(325.0)
Payments related to shares withheld for taxes	(0.9)	(0.7)
Net cash used in financing activities	(292.7)	(302.8)

Unrealized loss on marketable securities, net	(14.7)	(6.8)

Increase in cash and cash equivalents, marketable securities and short term deposits	63.3	41.0

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,999.6	3,948.7

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$4,062.9	$3,989.7

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer & Chief Operating Officer

April 26, 2021

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